

April 25, 2013

Via E-mail
William B. Hayes
Chief Financial Officer
Laboratory Corporation of America Holdings
358 South Main Street
Burlington, NC 27215

> **Re:**   **Laboratory Corporation of America Holdings**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **Correspondence submitted on April 18, 2013**
> **File No. 001-11353**

Dear Mr. Hayes:

We have reviewed your filing and response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Critical Accounting Policies, page 48

Goodwill and Indefinite-Lived Assets, page 50

1.   We note your draft future disclosure that was provided in response to comment one of our letter dated April 8, 2013, and it appears that you utilize a two-step impairment test for both your goodwill and indefinite-lived intangible assets. Please confirm to us that you only utilize a two-step impairment test for goodwill pursuant to ASC 350-20-35-3, and that you test your indefinite-lived intangible assets for impairment pursuant to ASC 350-30-35-18. If so, please further revise your draft disclosure to separately discuss how

you test your goodwill and indefinite-lived intangible assets for impairment given the different methodologies used to test each type of asset.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining